UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                            Microfield Graphics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     59506w1
             -------------------------------------------------------
                                 (CUSIP Number)


   Randall R. Reed, 7216 SW Durham Road, Portland, Oregon 97224 (503)620-4000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 26, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 59506w1                                              Page 2 of 3 Pages


--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      William P. Cargile       Michael Stansell
      John B. Conroy           Ross K. Summers
      Randall R. Reed          Donald Zurstadt
      Herbert S. Shaw
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [ X ]
                                                                     (b)   [   ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
                                                                           [   ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION All of the reporting persons are

      United States citizens.
--------------------------------------------------------------------------------
              7  SOLE VOTING POWER
                 William P. Cargile - 0             Michael Stansell - 0
                 John B. Conroy     - 0             Ross K. Summers  - 0
                 Randall R. Reed    - 0             Donald Zurstadt  - 0
                 Herbert S. Shaw    - 0
            --------------------------------------------------------------------
              8  SHARED VOTING POWER
                 William P. Cargile - 1,322,725     Michael Stansell - 1,322,725
NUMBER OF        John B. Conroy     - 1,322,725     Ross K. Summers  - 1,322,725
SHARES           Randall R. Reed    - 1,322,725     Donald Zurstadt  - 1,322,725
BENEFICIALLY     Herbert S. Shaw    - 1,322,725
OWNED BY    --------------------------------------------------------------------
EACH          9  SOLE DISPOSITIVE POWER
REPORTING        William P. Cargile - 190,000       Michael Stansell - 22,603
PERSON           John B. Conroy     - 45,000        Ross K. Summers  - 0
WITH             Randall R. Reed    - 5,001         Donald Zurstadt  - 17,643
                 Herbert S. Shaw    - 0
            --------------------------------------------------------------------
             10  SHARED DISPOSITIVE POWER
                 William P. Cargile - 0             Michael Stansell - 0
                 John B. Conroy     - 91,033        Ross K. Summers  - 0
                 Randall R. Reed    - 0             Donald Zurstadt  - 0
                 Herbert S. Shaw    - 0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      William P. Cargile - 1,714,594      Michael Stansell - 1,714,594
      John B. Conroy     - 1,714,594      Ross K. Summers  - 1,714,594
      Randall R. Reed    - 1,714,594      Donald Zurstadt  - 1,714,594
      Herbert S. Shaw    - 1,714,594
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [   ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      37.9%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      All reporting persons are IN.
--------------------------------------------------------------------------------

     This Amendment No. 2 is being filed to amend the Schedule 13D by the Reporting Persons (as defined herein) on March 30, 1998, as amended on April 16, 1998. All references made herein to the "Original 13D filing" refer to the
Schedule 13D filed on March 30, 1998.

Item 1.  Security and Issuer

     This statement relates to the Common Stock ("Common Stock") of Microfield Graphics, Inc., a corporation organized under the laws of Oregon (the "Company"). The Company's principal executive offices are located at 7216 SW Durham Road, Portland, Oregon 97224.

Item 2.  Identity and Background

     This Statement is filed by William P. Cargile, John B. Conroy, Randall R. Reed, Herbert S. Shaw, Michael Stansell, Ross K. Summers and Donald Zurstadt, individuals (the "Reporting Persons"). Messrs. Cargile, Conroy, Reed, Shaw, Stansell, Summers and Zurstadt are part of a group that also includes Steelcase Inc., a Michigan corporation ("Steelcase"). Steelcase is filing an amended Form 13D separately.

     Mr. Cargile is a director of the Company, whose principal executive offices are located at 7216 SW Durham Road, Portland, Oregon 97224. Mr. Cargile is a citizen of the United States of America. Mr. Cargile has not been convicted in a criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors). Mr. Cargile has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Conroy is President and Chief Executive Officer, as well as a director, of the Company, whose principal executive offices are located at 7216 SW Durham Road, Portland, Oregon 97224. Mr. Conroy is a citizen of the United States of America. Mr. Conroy has not been convicted in a criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors). Mr. Conroy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Reed is Chief Financial Officer of the Company, whose principal executive offices are located at 7216 SW Durham Road, Portland, Oregon 97224. Mr. Reed is a citizen of the United States of America. Mr. Reed has not been convicted in a criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors). Mr. Reed has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Shaw is a director of the Company, whose principal executive offices are located at 7216 SW Durham Road, Portland, Oregon 97224. Mr. Shaw is a citizen of the United States of America. Mr. Shaw has not been convicted in a criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors). Mr. Shaw has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Stansell is Vice President of Operations of the Company, whose principal executive offices are located at 7216 SW Durham Road, Portland, Oregon 97224. Mr. Stansell is a citizen of the United States of America. Mr. Stansell has not been convicted in a criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors). Mr. Stansell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Summers is Vice President, Sales and Marketing of the Company, whose principal executive offices are located at 7216 SW Durham Road, Portland, Oregon 97224. Mr. Summers is a citizen of the United States of America. Mr. Summers has not been convicted in a criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors). Mr. Summers has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Zurstadt is Vice President of Engineering of the Company, whose principal executive offices are located at 7216 SW Durham Road, Portland, Oregon 97224. Mr. Zurstadt is a citizen of the United States of America. Mr. Zurstadt has not been convicted in a criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors). Mr. Zurstadt has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Not applicable.

Item 4.  Purpose of Transaction

     The Reporting Persons entered into an Amended and Restated Share Ownership, Voting and Right of First Refusal Agreement with the Company and Steelcase dated as of March 25, 1999 (the "Voting Agreement") as inducement for Steelcase to purchase additional shares of the Company's Common Stock. The Voting Agreement is attached hereto as Exhibit A and is incorporated herein by reference. Pursuant to the Voting Agreement, Steelcase and the Reporting Persons will vote all of their shares of Common Stock to elect certain individuals to the Board of Directors of the Company, including one individual designated by Steelcase, the current Chief Executive Officer of the Company or his successor and three independent directors (including two current directors) as designated by the majority of the directors then in office. With regard to matters other than the election of directors, Steelcase has agreed to vote all shares of Common Stock that it may own in excess of 1,054,445 shares in proportion to the votes of all other outstanding shares of Common Stock. Also pursuant to the Voting Agreement, Steelcase has a right of first refusal for any proposed sale of shares of Common Stock by the Reporting Persons and a right of first offer for any proposed issuance of shares of Common Stock by the Company, subject to exceptions for certain issuances. Under the Amended Voting Agreement, Steelcase has also agreed that it will not transfer any shares of Common Stock until March 19, 2000, to any transferees other than (a) to affiliates of Steelcase or (b) up to 50% of Steelcase's shares of Common Stock to a strategic partner approved by the Company. The Company executives have also agreed that they will not transfer any shares of Common Stock in market transactions until following the public announcement of the Company's earnings for the second quarter of its 1999 fiscal year. Unless otherwise terminated pursuant to its terms and conditions, the Amended Voting Agreement will remain in effect until the earlier of (a) such time as Steelcase and any affiliates of Steelcase own less than 5 percent or more than 50 percent of the outstanding shares of Common Stock or (b) March 19, 2003.

     While the Reporting Persons reserve the right to develop plans or proposals in the future with respect to the following items, at the present time the Reporting Persons have no plans or proposals that relate to or would result in any of the following:

          (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (b) Sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (c) Any material change in the present capitalization or dividend policy of the Company;

          (d) Any other material change in the Company's business or corporate structure;

          (e) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (f) Causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (g) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (h) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     As of the date of this filing, the Reporting Persons beneficially own 1,714,594 shares of Common Stock, which includes 131,869 shares which the Reporting Persons have the right to purchase (the "Option Shares"), 91,033 shares of which the Reporting Persons are indirect beneficial owners, 951,445 shares owned by Steelcase as of March 26, 1999 (the "Steelcase Shares") and 260,000 shares which Steelcase has the right to acquire pursuant to a warrant from the Company dated March 19, 1998 (the "Warrant Shares"). These shares represent 37.7% of the shares outstanding (3,686,900) as contained in the Company's most recent filing with the Commission, and adjusted to reflect the 444,445 shares purchased by Steelcase, the Warrant Shares and the Option Shares.

     Pursuant to the Voting Agreement, the Reporting Persons share voting power over 1,322,725 shares of Common Stock. The Reporting Persons disclaim any voting power over the Warrant Shares. Subject to the Voting Agreement, the Reporting Persons have sole dispositive power over the shares they directly own. The Reporting Persons disclaim any dispositive power over the Steelcase Shares and Warrant Shares.

     The identity and background of the Reporting Persons are as follows:

Name:                                William P. Cargile
Business Address:                    7216 SW Durham Road, Portland, Oregon 97224
Present Principal Employment:        Director, Microfield Graphics, Inc.
Principal Business and
  Address of Principal Employer:     Manufacture of computer conferencing and
                                     telecommunications products 7216 SW Durham
                                     Road, Portland, Oregon 97224
Citizenship:                         United States of America
Number of shares with:

       o   sole power to vote        0
       o   shared power to vote:     1,322,725
       o   sole power to dispose:    190,000
       o   shared power to dispose:  0

Name:                                John B. Conroy
Business Address:                    7216 SW Durham Road, Portland, Oregon 97224
Present Principal Employment:        President, Chief Executive
                                     Officer, Chairman and Director
                                     Microfield Graphics, Inc.
Principal Business and
  Address of Principal Employer:     Manufacture of computer conferencing and
                                     telecommunications products 7216 SW Durham
                                     Road, Portland, Oregon 97224
Citizenship:                         United States of America
Number of shares with:

       o   sole power to vote:       0
       o   shared power to vote:     1,322,725
       o   sole power to dispose:    45,000
       o   shared power to dispose:  91,033

Name:                                Randall R. Reed
Business Address:                    7216 SW Durham Road, Portland, Oregon 97224
Present Principal Employment:        Chief Financial Officer,
                                     Microfield Graphics, Inc.
Principal Business and
  Address of Principal Employer:     Manufacture of computer conferencing and
                                     telecommunications products 7216 SW Durham
                                     Road, Portland, Oregon 97224
Citizenship:                         United States of America

Number of shares with:

       o   sole power to vote:       0
       o   shared power to vote:     1,322,725
       o   sole power to dispose:    5,001
       o   shared power to dispose:  0

Name:                                Herbert S. Shaw
Business Address:                    7216 SW Durham Road, Portland, Oregon 97224
Present Principal Employment:        Director, Microfield Graphics, Inc.
Principal Business and
   Address of Principal Employer:    Manufacture of computer conferencing and
                                     telecommunications products 7216 SW Durham
                                     Road, Portland, Oregon 97224
Citizenship:                         United States of America
Number of shares with:

       o   sole power to vote:       0
       o   shared power to vote:     1,322,725
       o   sole power to dispose:    0
       o   shared power to dispose:  0

Name:                                Michael W. Stansell
Business Address:                    7216 SW Durham Road, Portland, Oregon 97224
Present Principal Employment:        Vice President of Operations,
                                     Microfield Graphics, Inc.
Principal Business and
  Address of Principal Employer:     Manufacture of computer conferencing and
                                     telecommunications products 7216 SW Durham
                                     Road, Portland, Oregon 97224
Citizenship:                         United States of America
Number of shares with:

       o   sole power to vote:       0
       o   shared power to vote:     1,322,725
       o   sole power to dispose:    22,603
       o   shared power to dispose:  0

Name:                                Ross K. Summers
Business Address:                    7216 SW Durham Road, Portland, Oregon 97224
Present Principal Employment:        Vice President, Sales and Marketing,
                                     Microfield Graphics, Inc.
Principal Business and
  Address of Principal Employer:     Manufacture of computer conferencing and
                                     telecommunications products 7216 SW Durham
                                     Road, Portland, Oregon 97224
Citizenship:                         United States of America
Number of shares with:

       o   sole power to vote:       0
       o   shared power to vote:     1,322,725
       o   sole power to dispose:    0
       o   shared power to dispose:  0

Name:                                Donald H. Zurstadt
Business Address:                    7216 SW Durham Road, Portland, Oregon 97224
Present Principal Employment:        Vice President of Engineering,
                                     Microfield Graphics, Inc.
Principal Business and
  Address of Principal Employer:     Manufacture of computer conferencing and
                                     telecommunications products 7216 SW Durham
                                     Road, Portland, Oregon 97224
Citizenship:                         United States of America
Number of shares with:

       o   sole power to vote:       0
       o   shared power to vote:     1,322,725
       o   sole power to dispose:    17,643
       o   shared power to dispose:  0

     None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Steelcase is a Michigan corporation. The principal business of Steelcase is the manufacture of office furniture and related products. The principal business and other address of Steelcase is 901 44th Street, Grand Rapids, Michigan 49508. Steelcase has the sole power to vote 0 shares, the shared power to vote 1,322,725 shares, sole power to dispose of 951,445 shares and shared power to dispose of 0 shares.

     Based on information provided to the Reporting Persons, Steelcase has not been convicted in a criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors). Steelcase has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     No other transactions involving Common Stock were effected by the Reporting Persons within the sixty days prior to the date of this Amendment No. 2 to
Schedule 13D.

     No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     A description of the Voting Agreement is included under Item 4 above.


Item 7.  Material to be Filed as Exhibits

     Amended and Restated Share Ownership, Voting and Right of First Refusal Agreement among the Reporting Persons, the Company and Steelcase dated as of March 25, 1999.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    May 25, 1999
                                       -----------------------------------------
                                                        Date


                                       RANDALL R. REED
                                       -----------------------------------------
                                       Randall R. Reed, as representative of the Reporting Persons